Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Lloyd Carney Email to All Employees

Ruckus Acquisition

Brocadians,

Today we’ve taken an important step in our quest to build a new type of networking company - a company with the strategy, products, talent, and focus needed to deliver the new networks our customers need to thrive in the digital transformation era. This morning we announced our intention to acquire Ruckus, a pioneer in the wireless infrastructure market.

Our number one goal for the integration is to accelerate the momentum Ruckus has in the market. To support that, we plan to bring the Ruckus organization in as a new Wireless Networking Business Unit, led by Ruckus’ current CEO, Selina Lo, reporting to me.

The combination of Brocade and Ruckus will create a pure-play networking company that has market-leading solutions spanning from the most critical part of the data center to the wireless network edge. Wireless technology is a critical element in modern, New IP network architectures and Ruckus’ wireless networking solutions will add a high-growth and complementary product category to our portfolio. We’re positioning ourselves to lead where technology is headed and we’ll be better equipped than ever to deliver solutions that let our customers build amazing networks that are platforms for innovation.

Together, we’ll start with an impressive leadership position in highly strategic areas that we’ll build from:

•	#1 in storage area networking

•	#1 in service provider Wi-Fi

•	#1 in hospitality Wi-Fi

•	#2 in data center networking

•	#3 in enterprise wireless LAN

•	#3 in enterprise edge networking in the U.S. and EMEA

After the acquisition closes, we also expect to see immediate value from the combined company in many key areas:

•	$5 billion in expanded addressable market for our solutions on day 1, with additional market expansion expected in the next couple of years.

•	Improved ability to compete for opportunities that require both wired and wireless networking components.

•	Strengthened position with mobile, cable, and telco service providers by offering Wi-Fi and LTE products that support managed services.

•	Broader product portfolio for pursuing emerging opportunities around 5G mobile services, Internet of Things (IoT), Smart Cities, in-building wireless, and LTE/Wi-Fi convergence.

•	New cross-selling opportunities in education, hospitality, healthcare, government, and other markets, driven by our complementary sales and market footprint.

At Brocade, we believe the network should be an open platform for business innovation, and I’m very excited about the new opportunities this combination brings to our employees, customers, partners, and investors. Brocade and Ruckus have a successful track record of working together in the field today, where we share many joint customer wins around the world. Together, we will have a unique opportunity to build on that foundation in ways that powerfully complement both companies.

Cultural integration is an important element for success. Bringing Brocade and Ruckus together presents many new opportunities for our people to innovate and grow. I’m encouraged that employees from both companies value open communication, straight talk, and making their opinions heard. While Brocade and Ruckus share many similarities, we are different companies with our own unique cultures. But we’re more alike than we are different, and that’s key. A successful company embraces a diversity of ideas, experiences, cultures, and work styles. We do that today, and we’ll continue to focus on that as we bring our Ruckus colleagues on board after the deal closes, which is expected in our fiscal Q3.

We’re holding an All Hands meeting today at 4:00 pm PDT to discuss the news and answer your questions. The meeting will be available via webcast for remote employees and will be archived for playback for any employees who won’t be able to participate live. In the meantime, below are links to the announcement and some additional information.

Today is an exciting day and the beginning of the next chapter for both Brocade and Ruckus to build a company that will be a unique and exemplary leader in networking solutions globally. The leadership team and I are counting on your continued focus to ensure we keep the momentum going.

Lloyd

For more information:

•	Announcement

•	Frequently asked questions

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.